

love sun body®

BREAKTHROUGH
CERTIFIED 100% NATURAL SUNSCREEN
AND APPLICATION TECHNOLOGY

love sun body®

SHEER POWER
DAILY MOISTURIZING
FACE SUNSCREEN

Love Sun Body – About Us

Love Sun Body, Inc. manufactures the highest-quality natural sunscreens, proven safe for your body and the planet, ensuring that our formulas are truly effective and 100% natural, free of any banned or harmful chemicals, with no chemical filters or synthetic ingredients. Love Sun Body's patents include the only 100% natural sunscreens and patented sunscreen applicator. Trademarks in fourteen countries.

There are hundreds of sunscreens on the market today. While marketed as safe and effective, the majority of sunscreens do not provide effective UVA protection and contain hazardous ingredients that are not safe for humans and the environment, including coral bleaching. Love Sun Body's mission is to create the world's highest-quality sunscreens, cosmetics and personal care products.

Love Sun Body

COSMOS · Certified by Ecocert Greenlife

Love Sun Body sunscreens are certified by Ecocert - Cosmos Natural. The COSMOS-standard signature is a consumer guarantee for organic and natural Cosmetics that you can trust. Cosmos Natural certification means Love Sun Body formulas contain only 100% natural ingredients with no chemical filters or synthetic ingredients. Love Sun Body mineral sunscreens are formulated with non-nano zinc oxide to provide truly effective UVA & UVB protection that meet the requirements of the FDA, the EU recommendation for UVA protection & Canada's NHP Regulations.



Certified vegan by PETA, gluten-free and manufactured without the use of any chemical filters, synthetic or petroleum based ingredients. Love Sun Body sunscreens are safe for your body & the planet. All formulas are biodegradable, our flexible crimp tubes include over 50% post-consumer resin (PCR) and our cartons are made of FSC® certified responsibly sourced wood fiber that is recyclable.



A SUNSCREEN SHAKE UP

Sitting on the beach in Point Pleasant,
the founders of **Love Sun Body** had an idea that turned into a mission.

They were frustrated that they couldn't find a healthier alternative to
chemical and mineral sunscreens with hazardous synthetic and petroleum-
based ingredients.

Dr. Terry Zickerman, knew how harmful
chemical sunscreen ingredients could be.

**On average 60% of what goes onto our skin
is absorbed into our bodies.**

The founders wanted a sunscreen that would be
safe, natural, truly effective and good for the environment and an applicator
that would be more effective than sunscreen sprays.

The problem was that they just couldn't find either.
And this was the start of Love Sun Body.

CHEMICAL SUNSCREENS ARE NOT AS SAFE AS WE THINK

While chemical UV filters are regularly touted as safe and effective…

- The FDA has shown in two recent studies that chemical filters have been found:

  - To circulate in the plasma for longer periods of time
  - At higher concentrations without enough data to provide an accurate safety assessment

- The FDA has requested the manufactures of these chemical UV filters to provide more data.



Effect of Sunscreen Application Under Maximal Use Conditions on Plasma Concentration of Sunscreen Active Ingredients, JAMA, May 6, 2019
https://jamanetwork.com/journals/jama/fullarticle/2733085
Shedding More Light on Sunscreen Absorption, US Food and Drug Administration, January 21, 2020
https://www.fda.gov/news-events/fda-voices/shedding-more-light-sunscreen-absorption

CHEMICAL SUNSCREENS HARM OUR CORAL REEFS AND MARINE LIFE AND ARE GETTING BANNED



The rapid decline of reefs has become an unmistakable global problem!

Oxybenzone and octinoxate chemical filter sunscreen pollution threatens coral reefs. Studies have shown these chemical sunscreens wash off swimmers or enter the oceans from sewers. These chemicals are blamed for stunting the growth of young coral, being toxic for reef algae and disrupting the reproductive systems & development of marine life. Research has shown that it doesn't take much to harm the reefs, just the equivalent of a drop of water in an Olympic swimming pool. Hawaii, Thailand, Palau, U.S. Virgin Islands, Mexico, Bonaire, Aruba & Key West, Florida have all banned up to 10 chemical sunscreen ingredients!

BENZENE CONTAMINATION

The Department of Health and Human Services (DHHS) has determined that benzene causes cancer in humans

May 24, 2021:

Valisure Petitions FDA to recall 78 different lots of sunscreen and after sun care products

July 14, 2021:

Major brands sold in mass & masstige issues voluntary recall of sunscreens

September 30, 2021:

Major brand sold in mass issues voluntary recall of sunscreens



tvp The Washington Post

Johnson & Johnson recalls five Neutrogena, Aveeno ...

"While benzene is not an ingredient in any of our sunscreen products, ... The company is still investigating how the contamination happened.

1 week ago



May 24, 2021

Division of Dockets Management
Food and Drug Administration
5630 Fishers Lane, Room 1061
Rockville, MD 20852

Re: Valisure Citizen Petition on Benzene in Sunscreen and After-sun Care Products

Dear Sir or Madam:

The undersigned, on behalf of Valisure LLC ("Valisure" or "Petitioner"), submits this Citizen Petition ("Petition") pursuant to Sections 301(21 U.S.C. § 331), 501 (21 U.S.C. § 351), 502 (21 U.S.C. § 352), 505 (21 U.S.C. § 355), 601 (21 U.S.C. § 361), 602 (21 U.S.C. § 362), 702 (21 U.S.C. § 372), 704 (21 U.S.C. § 374), and 705 (21 U.S.C. § 375) of the Federal Food, Drug and Cosmetic Act (the "FDCA"), in accordance with 21 C.F.R. 10.20 and 10.30, to request the Commissioner of Food and Drugs ("Commissioner") to issue a regulation, request recalls, revise industry guidance, and take such other actions set forth below.

A. Action Requested

Sunscreens are considered drugs that are regulated by the U.S. Food and Drug Administration ("FDA").[1] Valisure has tested and detected high levels of benzene in specific batches of sunscreen products containing active pharmaceutical ingredients including avobenzone, oxybenzone, octisalate, octinoxate, homosalate, octocylene and zinc oxide. The Centers for Disease Control and Prevention ("CDC") states that the Department of Health and Human Services has determined that benzene causes cancer in humans.[2] The World Health Organization ("WHO") and the International Agency for Research on Cancer ("IARC") have classified benzene as a Group 1 compound thereby defining it as "carcinogenic to humans."[3] FDA recognizes the high danger of this compound and lists it as a "Class 1 solvent" that [should not] be employed in the manufacture of drug substances, excipients, and drug products [due to the]ir unacceptable toxicity ... However, if their use is unavoidable in order to produce [a produc]t with a significant therapeutic advance, then their levels should be restricted" and [re]stricted under such guidance to 2 parts per million ("ppm").[4] Because many of the [pro]ducts Valisure tested did not contain detectable levels of benzene, it does not [appear that be]nzene use is unavoidable for their manufacture, and considering the long history [and broad] use of these products, it also does not appear that they currently constitute a

[Sunscr]eens may also be dually regulated as cosmetics under the FDCA, and the designations "drug" and [those are] not mutually exclusive.
[Disease] Control and Prevention, *Facts About Benzene* (2018)
[https://w]cy.cdc.gov/agent/benzene/basics/facts.asp)
[International] Agency for Research on Cancer and World Health Organization, *IARC Monographs on the Identification of Carcinogenic Hazards to Humans* (https://monographs.iarc.who.int/list-of-classifications)
[4] Food and Drug Administration, *Q3C – Tables and List Guidance for Industry* (2017) (https://www.fda.gov/media/71737/download)

Valisure, LLC. 5 Science Park, New Haven, CT 06511, 833-825-4787, www.valisure.com



The Demand for Safer, Cleaner & Greener Sunscreen and Cosmetics is Growing

Mineral sunscreens are formulated with the active minerals zinc oxide and/or titanium dioxide. They act as sun ray barriers and avoids its harmful effects on the skin. Chemical sunscreens can cause health problems due to which mineral sunscreens are mostly preferred. Growing personal care industry and increasing awareness about skin cancer and other health issues is anticipated to encourage the global mineral sunscreen market in the coming years.

☼ Over the past two years, mineral sunscreen experienced the biggest increase in Google searches across the skin care category, comparing April 2021 versus April 2019, according to research firm, Spate. Most notably, consumers are searching for sunscreen that doesn't leave a white cast, with a 609.7 percent growth in search for these formulas.

☼ Driven by a rise in wellness and beauty products and increasing desire to look attractive, younger and for the prevention of melanoma, there is growing popularity in green labeled sun care products among consumers.[1]

Resource Fact.MR[1]

8

CERTIFICATION
Ecocert Greenlife
Cosmos Natural



Ecocert Greenlife SAS hereby confirms that:

LOVE SUN BODY

50 Cummings Circle - 07052-2267 West Orange - UNITED STATES OF AMERICA

has been audited and certified according to the certification scheme:

COSMOS Version 3 (including all sub-versions)



For production steps / activities:
DISTRIBUTION

For the following products categories:
SOLAR

Certificate issued on 16th March 2022

Ecocert Greenlife SAS
BP 47 Lieudit Lamothe Ouest - 32600 L'isle Jourdain
+33 5 62 07 51 09
cosmetiques@ecocert.com
Capital 50 000 € - TVA Intracommunity n° FR 55 509 534 095

The certificate is valid until 31th March 2023



This certificate is issued within the scope of the accreditation for product certification issued by IOAS. Registration number: 133.

ECOCERT CERTIFIED COSMOS NATURAL

TRULY CONSCIENTIOUS
Environmental, Social, and Governance



Reliable guarantees around the world

A historical player in the world of organic farming certification, Ecocert is renowned for its competence, independence and impartiality.



Validation of Raw Materials

- Ingredient manufacturers only use approved raw ingredients sourced from plants and minerals without any Genetically Modified Organisms (GMOs)

- Must comply with strict limitations of toxicity and biodegradability

- We use non-nano zinc oxide and non-nano titanium dioxide, the only sunscreen filters approved as safe according to the FDA and Cosmos-standard.

Validation of Branding and Labeling

- Ecocert COSMOS Natural symbol must be used on your retail label and visible at point of sale.

- Must indicate the natural percentage as "xx% natural origin of total". For products that are 100% natural, this indication of the percentage natural origin is not required but may be used.

Validation of Formulas

Certified to Cosmos Natural requirements:

Generalities
- Process specificity: Adjustment of pH, viscosity, etc.

- Process specificity: Weighting

- Process specificity: Evaporation of water

Specific cases
- Plant Extracts

- Liquid and/or solid soaps

Purchased ingredients
- Aqueous extracts

- Non-aqueous extracts

- Soaps

Validation of Packaging

- Minimized packaging

- Environmentally friendly, maximizing reusable or recyclable amount

- Labeling clear and not misleading to consumer, accurately represents ingredients and formulas

Validation of Production

- Annual inspections of facility, plus audits and tracking of raw ingredients

- Cleaning materials used before and after manufacturing certified compliant with **GREEN CHEMISTRY** respecting environment and human health, without residue

- Environmental and waste management plan at factories

Cosmos certification includes branding and labeling to state the formulas percent of Natural Origin of Total.
All Love Sun Body Formulas are certified 100% Natural Origin of Total.

FOUNDERS



Dr. Terry Zickerman
Founder & CEO

Physician, scientist and inventor, Terry studied Biology, Chemistry, Physics and Business at Adelphi University. Terry graduated The National University of Health Sciences in 1992 with a Bachelor of Science degree in Human Biology and Doctorate in Chiropractic. Dr. Zickerman has 38 years of sales and management experience. Terry left Morgan Stanley in 2017 when he began working as full-time CEO of Love Sun Body.



Renee Zickerman
Founder

Visionary and leader, Renee's background includes cosmetology and sales representative for designer women's clothing. As Founder of Love Sun Body, Renee oversees esthetics of all Love Sun Body formulas, branding, packaging, marketing, sales and public relations.

SALES, MARKETING
AND PUBLIC RELATIONS



Amy Rudgard
Head of Marketing

Amy Rudgard is an award-winning marketing and communications executive whose campaigns have transformed some of the world's leading and most innovative brands such as LEGO, M&M's, Disney, T3 and Living Proof. Over the past 10 years, Amy has been instrumental in driving marketing, product and business development strategies for start-up retail and e-commerce beauty brands.



Marissa Tan-Sanchez
Sales Director US and Canada

US sales executive with over 25 years of Beauty experience. Marissa has represented some of the prestigious brands, including Hermés of Paris, Cartier, By Terry, Eve Lom to name a few. Marissa will be launching Love Sun Body in prestige beauty retailers in the USA, & Canada.



Barbara Hutton-Mills
Sales Director EU and UK

EU sales consultant with over 25 years in Beauty. Barbara has represented some of the largest cosmetic companies, including Clarins, Lancome (L'oreal) MAC (Estee Lauder) Chanel Investments (Tria Beauty & Illuminage) MZ Skin to name a few. Barbara will be launching Love Sun Body in prestige beauty retailers throughout EMEA & APAC.



Julia Labaton
Public Relations

Recipient of two Top Women in PR Awards by PR News, Julia is a respected public relations professional and founder of RED PR, an award-winning boutique agency specializing in beauty. With over 25 years of experience counseling dozens of national and international beauty brands on strategic planning, marketing communications, messaging and execution.

BOARD



Dr. Brian Brazzo



Kevin Gallagher

Dr. Brazzo is a board-certified ophthalmologist and a fellowship-trained plastic surgeon. His practice is devoted to the most advanced techniques in ophthalmic plastic surgery. He is a graduate of the Harvard Medical School and University of Pennsylvania. Dr. Brazzo is currently an attending surgeon at the New York Eye and Ear Infirmary and the New York Presbyterian Hospital, as well as a consultant at Weill Cornell Medical College. He is recognized as one of the most experienced cosmetic and oculoplastic surgeons New York has to offer. Clinically, he specialized in the care of patients with cosmetic and reconstructive concerns of the area around the eyes, including the eyelids, orbit and lacrimal systems. He has performed cosmetic surgery on some of the most famous names in the entertainment industry.

Kevin Gallagher was the President of Croda's Global Personal Care & Actives business. In this capacity, he had P&L responsibility for Croda's Global Personal Care & Actives businesses around the world. In addition, he was President Croda Inc. He also served as a member of the Executive Committee of Croda International Plc. Throughout his 37-year career at Croda, Mr. Gallagher has held diverse roles in R&D and Quality Management, Sales and Marketing. Kevin has been active within the Chemical industry and has had the honor of serving on the American Cleaning Institute (ACI) Board of Directors (also Executive Committee and Chair of the Nominations Committee), the Personal Care Product Council (PCPC) Board of Directors, the Newark College of Engineering (NJIT) Advisory Board and the Rutgers University Chemistry and Chemical Biology Advisory Board.

PACKAGING
Post Consumer Resin (PCR)

May 2021
All New Packaging to Incorporate PCR

Post consumer recycled resin (PCR resin) is
a material made from recycled plastic, such
as water and beverage bottles and
other packaging.





Post-Consumer Recycled Resin

Among all of the potential packaging options, PET plastic
is by far the most popular for a variety of reasons. It leads
the pack with overwhelming durability, but the
environmental impacts of plastic disposal is a major
drawback for the industry and concern among the growing
environmental impact.

That's where post-consumer resin (PCR) comes in.
Improvements in the recycling/reprocessing of material
result in higher quality post-consumer material which
allows higher levels of PCR to be used effectively.

• Our new Glow Natural Tinted Mineral Sunscreen &
  Moisturizer launched in May 21' on QVC. This is our
  first product line to launch with over 50% PCR material
  in our new packaging.

• All new production will utilize over 50% PCR material
  for all packaging components.

revolution

Love Sun Body sunscreens are the first and only sunscreens in the U.S. that are sustainably sourced and certified 100% Natural by Ecocert Cosmos Natural

Clients Love

- All formulas are 100% Natural Origin and Certified by Ecocert Cosmos Natural
- All formulas are truly effective, meeting the FDA Monograph and EU recommendation for UVA protection
- All formulas contain only non-nano-mineral filters and plant based inactive ingredients
- All formulas are Hypoallergenic, Non-Comedogenic, Gluten free, Cruelty free and Vegan
- All facial formulas have no eye-stinging ingredients and are safe for eye area
- Reef Safe, No Chemical Filters, No Synthetic Ingredients & Water Resistance 80 Minutes



evolution

Clients are in Love with

SHEER PERFECTION SHEER POWER GLOW NATURAL

- All new formulas are thin, easy to apply
- All new formulas are stable over time
- All new formulas utilize new crimp tubes manufactured with over 50% PCR (Post-consumer recycled content) that are ecofriendly and easy to dispense sunscreen formulas



Brand New Since 2022

SHEER PERFECTION

SHEER PERFECTION
MINERAL BODY SUNSCREEN
30
50
safe for your body & the planet
fragrance-free
tiare & vanilla scent







SHEER POWER

SHEER POWER
DAILY MOISTURIZING MINERAL FACE SUNSCREEN
30
safe for your body & the planet

GLOW NATURAL

GLOW NATURAL
TINTED MINERAL SUNSCREEN & MOISTURIZER
30
safe for your body & the planet



ECOCERT® COSMOS NATURAL

SHEER POWER

DAILY MOISTURIZING MINERAL FACE SUNSCREEN
100% Natural Origin of Total

NEW Launched March 2022

Sheer Power is our beloved 100% natural origin daily moisturizing mineral face sunscreen in a new lightweight, rapid rub-in formula. Love Sun Body Sheer Power is America's first and only Cosmos-certified 100% natural origin mineral face sunscreen. It feels great on, all day long! Suitable for all skin types, including sensitive skin.

- Ideal sunscreen and everyday moisturizer in one.
- Formulated with non-nano zinc oxide for truly effective broad-spectrum UVA/UVB protection.
- Raspberry seed and sunflower oils, shea butter, jojoba esters, glycerin and vitamin E to hydrate, fight wrinkles and helps prevent premature aging, phytosterols and essential fatty acids to nourish, hydrate & boost moisture retention, antioxidants defend against environmental aggressors and free radicals.
- Thin, easy to rub in
- No white cast
- Quick drying
- Hypoallergenic, non-comedogenic and gluten-free
- Reef Safe, No Chemical Filters & Water Resistance 80 Minutes
- No synthetic ingredients
- Cruelty Free & Vegan
- No-eye-stinging ingredients
- SPF 30 Fragrance-Free 90 ml, $43





love sun body®
SHEER POWER
DAILY MOISTURIZING
MINERAL FACE SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30 SPF
BROAD SPECTRUM UVA / UVB
safe for your body & the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 MINUTES)
MADE IN USA 3.0 FL OZ 90 ML



ECOCERT®
COSMOS NATURAL

SHEER PERFECTION
MINERAL BODY SUNSCREEN
100% Natural Origin of Total

NEW Launched March & May 2022

Sheer Perfection is our beloved year-round 100% natural origin mineral body sunscreen in a new rapid rub-in formula, so it's easy to apply, lightweight and quick-drying. Sheer Perfection is America's first and only Cosmos-certified 100% natural origin mineral body sunscreen.

Feels great on and features non-nano zinc oxide with shea butter, jojoba esters, sunflower oil, glycerin and natural vitamin E. Clinically proven to be effective, even after 80 minutes in the water. Suitable for all skin types, including sensitive skin.

The ideal mineral sunscreens:

- SPF 30 formulated with non-nano zinc oxide and SPF 50 with non-nano zinc oxide and non-nano titanium dioxide for truly effective broad- spectrum UVA/UVB protection
- Thin, easy to rub in
- No white cast
- Hypoallergenic, non-comedogenic and gluten-free
- Reef Safe, No Chemical Filters & Water Resistance 80 Minutes
- No synthetic ingredients
- Cruelty Free & Vegan
- Recommended for children and babies 6 months or older
- SPF 30 Fragrance-Free 90 ml, SPF 30 Tiare & Vanilla 90 ml, SPF 50 Fragrance-Free 90 ml, SPF 50 Tiare & Vanilla 90 ml, $35



love sun body
SHEER PERFECTION
MINERAL BODY SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30 SPF
BROAD SPECTRUM UVA / UVB
safe for your body & the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 MINUTES)
fragrance-free
MADE IN USA 3.0 FL OZ 90 ML
love sun body
SHEER PERFECTION
MINERAL BODY SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
30 SPF
BROAD SPECTRUM UVA / UVB
safe for your body & the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 MINUTES)
tiare & vanilla scent
MADE IN USA 3.0 FL OZ 90 ML
love sun body
SHEER PERFECTION
MINERAL BODY SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
50 SPF
BROAD SPECTRUM UVA / UVB
safe for your body & the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 MINUTES)
fragrance-free
MADE IN USA 3.0 FL OZ 90 ML
love sun body
SHEER PERFECTION
MINERAL BODY SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
50 SPF
BROAD SPECTRUM UVA / UVB
safe for your body & the planet
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 MINUTES)
tiare & vanilla scent
MADE IN USA 3.0 FL OZ 90 ML



ECOCERT® COSMOS NATURAL

GLOW NATURAL

DAILY TINTED MINERAL FACE SUNSCREEN & MOISTURIZER

100% Natural Origin of Total

NEW Launched June 2022

It’s time to Glow Natural with our certified 100% natural origin Daily Tinted Mineral Face Sunscreen & Moisturizer that feels great on, in a new rapid rub in formula. Get the natural look of a radiant, hydrated complexion plus antioxidant, broad spectrum SPF 30 protection. Suitable for all skin types, including sensitive skin.

- This mighty multi-tasker shields your skin from the sun, evens out your skin tone and moisturizes your skin.
- Features with 100% natural pigments
- Formulated with non-nano zinc oxide for truly effective broad-spectrum UVA/UVB protection.
- Raspberry seed & sunflower oils, shea butter, jojoba esters, glycerin and vitamin E to hydrate, fight wrinkles & helps prevent premature aging, phytosterols & essential fatty acids to nourish, hydrate & boost moisture retention, antioxidants defend against environmental aggressors & free radicals.
- Available in Four Shades – Pearl, Sand, Tan & Cocoa
- Thin, easy to rub in and quick drying
- Hypoallergenic, non-comedogenic and gluten-free
- Reef Safe, No Chemical Filters & Water Resistance 80 Minutes
- No synthetic ingredients
- Cruelty Free & Vegan
- No-eye-stinging ingredients
- SPF 30 Fragrance-Free 30 ml, $38





love sun body
GLOW NATURAL
DAILY TINTED MINERAL FACE SUNSCREEN & MOISTURIZER
100% NATURAL ORIGIN OF TOTAL
30
safe for your body & the planet

Pearl
For Fair to Light Skin



Sand
For Light to Medium Skin



Tan
For Medium to Tan Skin



Cocoa
For Deeper Skin Tones

DISTRIBUTION 2022
US
D2C & B2C

D2C   **Brick & Mortar**

love sun body®

amazon.com   the
                                                              detox
                                                              market

NEW DISTRIBUTION 2022
US & Canada
D2C & B2C
                                                              MEDLY
amazon.ca
                                                              PHARMACA
Canada

NEW DISTRIBUTION 2023
International
D2C & B2C

D2C

amazon.eu

Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Italy, Ireland, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, Spain, Slovakia, Slovenia, Sweden and the United Kingdom (UK)





SEPHORA

alyaka
THE ART OF BEAUTY

EU + UK Sheer Power and Sheer Perfection Launch

May 2023


love sun body
SHEER POWER
DAILY MOISTURIZING MINERAL FACE SUNSCREEN
100% NATURAL ORIGIN OF TOTAL
SHEER PERFECTION
MINERAL BODY SUNSCREEN
30 SPF
50 SPF
BROAD SPECTRUM
HIGH PROTECTION
VERY HIGH PROTECTION
safe for your body & the planet
fragrance-free
tiare & vanilla scent
REEF SAFE
NO CHEMICAL FILTERS
WATER RESISTANT (80 MINUTES)
MADE IN USA 3.0 FL OZ 90 ML
The Safest, Most Advanced Natural Sunscreen
COSMOS

EU + UK Glow Natural Launch
May 2023


love sun body
GLOW NATURAL
DAILY TINTED MINERAL FACE SUNSCREEN & MOISTURIZER
100% NATURAL ORIGIN OF TOTAL
SPF 30
BROAD SPECTRUM HIGH PROTECTION
UVA UVB
safe for your body & the planet
WATER RESISTANT (80 MIN)
REEF SAFE
NO CHEMICAL FILTERS
MADE IN USA 1 FL OZ 30 ML
COSMOS

MARKET

Consumers of all ages seek natural, clean and green beauty solutions, which require natural ingredients across all categories. If they had to choose, 95% would select natural skin care products first, presumably because they know hazardous ingredients are absorbed directly into the body and have the potential for the most disruption. All consumer state green beauty products are important to them. The majority of our customers belong to the Millennials and Gen X demographic groups in the 17-58 age category. They are also the most concerned about organic and natural beauty products.

The estimated market size of the sun protection market is USD 10.64 billion in 2022 and is projected to grow to USD 12.52 billion by 2025 (Statista 2021). The growth is expected to be driven by growing consumer awareness of the importance of sun protection along with new product development to create healthier, natural alternatives.

Our competitors are drug and cosmetic companies that manufacture sunscreens with inferior efficacy and hazardous ingredients.

- *Love Sun Body sunscreens are developed to have the positive attributes of both mass marketed, high volume sunscreens and low volume mineral sunscreens.*

- *We believe that truly effective, 100% natural sunscreens with patent and trademark protection provide vital competitive advantages.*

COMPETITIVE ANALYSIS

	Love Sun Body 100% Natural Sheer Power Daily Moisturizing Mineral Face Sunscreen	LA ROCHE POSAY ANTHELIOS UVMUNE 400 SPF50+	Beauty by Earth Sunscreen SPF 25 + Reef Safe	Drunk Elephant Umbra Sheer Physical Daily Defense SPF 30	Suntegrity Moisturizing Face Sunscreen and Primer	Supergoop Unsceen Sunscreen Broad Spectrum SPF 40 PA +++	EltaMD UV Clear SPF 46 Face Sunscreen for Sensitive Skin	MDSolarSciences Daily Anti-Ag Moisturizer SPF 30, 2-in-1 Face
Package Size/Retail Price Price Per Oz $	3 oz / $43 14.33	1.7OZ / $29.99 $17.64	4 oz / $32.99 8.25	3 oz / $34.00 11.33	1.7 oz / $45.00 26.47	1.7 oz / $36.00 21.18	1.7 oz / $37.05 21.79	1.7 oz / $76 44.71
Synthetic Ingredients	No	Yes	No	Yes	Yes	Yes	Yes	Yes
Contact Allergens:	No	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mineral UV Filter(s)	Zinc Oxide (non-nano)	No	Titanium Dioxide 8% Zinc Oxide 4%	Zinc Oxide	Zinc Oxide (non-nano)	No	Zinc Oxide	No
Chemical UV Filter(s)	No	Mexoryl	No	No	No	Yes	Yes	Yes
Water Resistance	80 Minutes	Yes	80 Minutes	No	No	40 Minutes	No	No
Hypoallergenic	Yes	Yes	No	No	No	No	No	No
Non-comedogenic	Yes	No	No	No	No	No	No	No
100% Biodegradable	Yes	No	No	No	No	No	No	No
Third party Certification	Yes	No	No	No	No	No	No	No
Vegan	Yes	No	No	Yes	Yes	Yes	No	No
Ocular Irritation Test	Yes	No	No	No	No	No	No	No

Growth Plan

I. Build out assortment to cover 'basics' of sunscreen (body, face)

II. Expand line to include more non-seasonal SKUs with America's 1st Certified 100% organic skincare & cosmetics

III. Boost overall marketing efforts with particular focus on D2C

IV. Expand US and Canada and launch EU with sunscreen and cosmetic sunscreen formulas in 2022

V. 2023 launch large and small applicator

VI. 2024 and beyond: expand globally, boost brand awareness with spokesperson & build out product lines (skincare & cosmetics)

Revolutionary
Application Technology

NEW 2024

Introducing: **The Sunscreen Towel (Pharmaceutical and OTC Applicator)**


love
sun
body
Sunscreen Towel
"U.S. Patent No. 9,192,546"
NATURAL MINERAL SUNSCREEN
NO CHEMICAL FILTERS
30
Ultimate DAILY DEFENSE
100% NATURAL ORIGIN OF TOTAL
COMOS NATURAL
certified by Ecocert Greenlife
According to Cosmos Standard
FRAGRANCE-FREE
Broad Spectrum SPF 30
Water Resistant (80 Minutes)
Moisturizing Matt Finish
Hypoallergenic, Non-Comedogenic
love
sun
body
Sunscreen Mini Towel
50

Breakthrough Technology

- Safer and easier application
- Effectively covers the entire body (especially the back)
- Eco-friendly & biodegradable
- Dosed to deposit even layer
- 2 Sizes

In product concept testing with a focus group, 64% of participants positively rated the concept of the towel and this number rose to 77% amongst premium sunscreen users, the main benefit: applying to hard-to-reach areas

98% found the concept of the towel unique and 2/3 felt it was better than other products

A Mini Towel is designed for application to children, the face or smaller areas of the body

Patent Protection US and Internationally, including U.S. Patent Nos. 9,192,546 and 9,980,884

BUILD OUT SKINCARE

Non-OTC Skincare Business



ECOCERT® COSMOS ORGANIC

Cosmos Organic Skin Care
Certified 100% Organic

- **Anti-aging & hydrating moisturizer**
- **Shampoo**
- **Conditioner**
- **Shower Gel/Body Wash**







INTELLECTUAL
PROPERTY

PATENTS

Applicator Patent 1

- Patents Issued in Ten Countries/Providences/Areas: Australia, Belgium, European Patent Office, France, Germany, Hong Kong, Ireland, Netherlands, Spain, United Kingdom, USPTO

Applicator Patent 2

- Patent Issued by USPTO

Facial Sunscreen Composition

- Patent Number 11406574 Issued by USPTO August 9, 2022

Sunscreen Composition

- Patent Number 11426336 Issued by USPTO August 30, 2022

Tinted Sunscreen Composition

- Pending PCT Application

TRADEMARKS

Love Sun Body

- Registered in Fourteen Countries/Providences/Areas: Australia, Bahamas, Brazil, Canada, China, EU, Hong Kong, India, Israel, Japan, Mexico, Philippines, United States

Love Sun Body Logo

- Registered in Fourteen Countries/Providences/Areas: Australia, Bahamas, Brazil, Canada, China, EU, Hong Kong, India, Israel, Japan, Mexico, Philippines, United States

BUSINESS
OPPORTUNITY

Recent Suncare Acquisitions



$4 Million in Private Equity Helped Supergoop Company Go From $1 Million to $40 Million in Sales. JMK invested $4 million of a $6.5 million round in Supergoop, in 2015. Dec 2021 - Blackstone's majority-stake acquisition values Supergoop at $600 to $700 million.



June 2019 SC Johnson Acquires Sun Bum and Baby Bum Brands for a reported $400 million



October 2019 SC Johnson Acquires Major Steak in Coola

Recent Beauty M&A: Premium Multiples

Steady focus on M&A, with multiples remaining elevated.

Company / Brand	Acquiring Company	Fiscal Year	Price	Sales	Price/Sales	Year	Average Price / Sales
Morphe	General Atlantic	2019	€ 2,000.00				
Filorga	Colgate	2019	$1,690	$250.0	6.8x		4.8x
Tatcha	Unilever	2019	$500.0	$100.0	5.0x	2019	
Coppertone	Beiersdorf	2019	$550.0	$213.0	2.6x		
Elemis	L'Occitane	2019	$900.0				
Ci:z	Johnson & Johnson	2018	$2,100.0				
First Aid Beauty	Procter & Gamble	2018	$250.0	$50.0	5.0x		
Butter London	Astral Brands	2018		$15.0			3.8x
Pulp Riot	L'Oréal	2018		$11.0		2018	
Stylenanda	L'Oréal	2018	$400.0	$152.0	2.6x		
Vita Liberata	Crown Laboratories	2018		$50.0			
Oribe	Kao	2017	£410.0	£92.5	4.4x		
Sundial Brands	Unilever	2017		$240.0			
Carver Korea	Unilever	2017	$2,270.0	$321.0	7.1x		
Shiseido Pro Hair NA	Henkel	2017	$485.0	$230.0	2.1x		
Younique	Coty	2017	$1,000.0	$400.0	2.5x	2017	4.1x
CeraVe, AcneFree, Ambi	L'Oréal	2017	$1,300.0	$168.0	7.7x		
Living Proof	Unilever	2016	$200.0	$70.0	2.9x		
Too Faced	Estée Lauder	2016	$1,450.0	$270.0	5.4x		
GHD	Coty	2016	£430.0	£178.0	2.4x		
Becca Cosmetics	Estée Lauder	2016	$230.0	$75.0	3.1x		
IT Cosmetics	L'Oréal	2016	$1,200.0	$182.0	6.6x	2016	4.2x
Elizabeth Arden	Revlon	2016	$870.0	$966.0	0.9x		
Laura Mercier and ReVive	Shiseido	2016	$260.0	$175.0	1.5x		
Vogue International	Johnson & Johnson	2016	$3,300.0	$300.0	11.0x		
By Kilian	Estée Lauder	2016	$81.9	$20.0	4.1x		
Hypermarcas	Coty	2015	$1,000.0	$253.5	3.9x		
Too Faced	General Atlantic	2015	$500.0	$150.0	3.3x	2015	3.6x
GlamGlow	Estée Lauder	2014	$110.0	$60.0	1.8x		
Tarte	Kosé	2014	$144.4	$68.0	2.1x		
Editions de Parfums Frederic Malle	Estée Lauder	2014	$27.8	$8.0	3.5x		
Rodin Olio Lusso	Estée Lauder	2014	$44.2	$16.37	2.7x	2014	2.9x
Carol's Daughter	L'Oréal	2014	$65.0	$27.0	2.4x		
Le Labo	Estée Lauder	2014	$50.0	$19.2	2.6x		
NYX	L'Oréal	2014	$500.0	$93.0	5.4x		
Decleor and Carita (Shiseido)	L'Oréal	2014	€ 230.0	€ 80.0	2.9x		
Magic Holdings	L'Oréal	2013	$843.1	$218.0	3.9x	2013	3.9x
Physician's Formula	Markwins Int'l	2012	$75.0	$81.0	0.9x		
Urban Decay	L'Oréal	2012	$350.0	$130.0	2.7x	2012	1.7x
Aesop	Natura	2012	$109.7	$67.4	1.6x		
Average					*3.6x*		

STIFEL

Source: Company reports, WSJ, WWD, Stifel estimates. $ in millions.

"The performance of comparable companies is not a predictor of our success."



CORPORATE
CONTACT

Contact Information

Dr. Terry Zickerman
Founder & CEO
Love Sun Body, Inc.
inquiries@lovesunbody.com

love sun body®